                                                             OMB APPROVAL
                                                     ---------------------------
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                                                     hours per response....14.90

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*
                                          --------

                            VERSUS TECHNOLOGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                     925313
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 David L. Gray
                           11092 Lake Michigan Drive
                                  P.O. Box 276
                               Empire, MI  49630
                                 (231) 326-5563
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 31, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. /X/

     As permitted by Rule 13d-1(k)(1) of Regulation 13D-G, G III, LLC and David
L. Gray are filing a single statement with this Schedule 13D. Their agreement to file a single statement together is attached as Exhibit A.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP NO. 925313
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    G III, LLC
    38-3470424
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS* (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Michigan
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    15,400,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    --
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    15,400,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,400,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     25.2%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON* (See Instructions)

     OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 925313
--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
    David L. Gray
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [X]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS* (See Instructions)

    WC
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    16,546,000
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    --
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    16,546,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    --
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,546,000
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* (See Instructions)                                      [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON* (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

G III, LLC

Item 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D is filed with respect to Versus Technology, Inc. (the "Issuer"), which has its principal executive offices at 2600 Miller Creek Road, Traverse City, MI 49684, telephone number (231) 946-5868. This Statement relates to the Issuer's common stock, $.01 par value (the "Common Stock").


Item 2. IDENTITY AND BACKGROUND.

         This Statement is filed by G III, LLC, a Michigan limited liability company. The address of its principal office is 11092 Lake Michigan Drive, P.O. Box 276, Empire, Michigan 49630. The principal business of G III, LLC is investing in the securities of other companies. During the last 5 years, G III, LLC (a) has not been convicted in a criminal proceeding of any offense (excluding traffic violations or similar misdemeanors), and (b) was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction relating to any federal or state securities laws.


Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 31, 2002, G III, LLC accepted the Issuer's offer of exchange of $1,450,000 principal amount of the Issuer's Prime Rate Plus 2% Series B Subordinated Debentures due 2007 (the "Series B Debentures") for $800,000 in cash and $650,000 principal amount of the Issuer's Series A Prime Rate Debentures due 2004 (the "Series A Debentures") held by G III, LLC. The Series B Debentures are convertible into the Issuer's Common Stock at a rate of one share for each $0.125 of principal amount of the debentures. The additional $800,000 in cash came from the working capital of G III, LLC and not from any borrowed funds.


Item 4. PURPOSE OF TRANSACTION.

         G III, LLC acquired the securities identified in Item 3 as an investment. G III, LLC reserves the right to sell securities of the Issuer and to purchase additional securities of the Issuer.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of October 31, 2002, G III, LLC beneficially owns 15,400,000 shares of the Issuer's Common Stock, consisting of $950,000 principal amount of Series A Debentures convertible into 3,800,000 shares of Common Stock at a conversion price of $0.25 per share and $1,450,000 principal amount of Series B

Debentures convertible into 11,600,000 shares of Common Stock at a conversion price of $0.125 per share. Of those total shares, 400,000 shares were transferred from Manitou Capital Corporation to G III, LLC as part of the assignment of $100,000 principal amount of Series A Debentures from Manitou Capital Corporation to G III, LLC, and 11,600,000 shares of the Issuer's Common Stock were acquired by G III, LLC with the purchase of $1,450,000 principal amount of Series B Debentures. As part of that purchase, G III, LLC returned to the Issuer $650,000 principal amount of Class A Debentures, representing 2,600,0000 shares of the Issuer's Common Stock.

         The shares of the Issuer's Common Stock beneficially owned by G III, LLC represent 25.2% of the Common Stock, calculated by dividing the total number of shares owned by G III, LLC (15,400,000) by the sum of the number of Common Shares reported by the Issuer to be outstanding as of October 31,2002 (45,602,188) and the total number of shares into which the Series A Debentures and Series B Debentures held by G III, LLC are convertible (15,400,000).

         (b) G III, LLC is the sole beneficial owner of all of the shares indicated in subparagraph (a) above, holding both sole voting and dispositive power of such shares.

         (c) Other than the shares acquired by G III, LLC described in Item 3, G III, LLC has had no transactions involving the Common Stock in the last 60 days.

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by G III, LLC.

                              Beneficial Ownership
                              --------------------

                       Sole     %       Shared     %      Total        %
                     -------   ---      ------    ---    -------      ---
  G III, LLC      15,400,000    25.2      --       --   15,400,000    25.2

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7. MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A containing the agreement of G III, LLC and David L. Gray to file a single statement together.

                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: November 4, 2002            G III, LLC


                                   By   /s/ David L. Gray
                                     --------------------------
                                       David L. Gray
                                       Its Manager


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

G III, LLC - David L. Gray individual disclosure

Item 1. SECURITY AND ISSUER.

         This Statement on Schedule 13D is filed with respect to Versus Technology, Inc. (the "Issuer"), which has its principal executive offices at 2600 Miller Creek Road, Traverse City, MI 49684, telephone number (231) 946-5868. This Statement relates to the Issuer's common stock, $.01 par value (the "Common Stock").

Item 2. IDENTITY AND BACKGROUND.

         (a) David L. Gray.

         (b) 11092 Lake Michigan Drive, P.O. Box 276, Empire, Michigan 49630.

         (c) Mr. Gray is the sole managing member of G III, LLC. Mr. Gray is also the sole managing member of Albany Capital, L.L.C., a Michigan limited liability company, and the sole owner of Manitou Capital Corporation, a Michigan corporation. The principal business of each of G III, LLC, Albany Capital, L.L.C., and Manitou Capital Corporation is investing in the securities of other companies. The principal address for all three of the preceding entities is 11092 Lake Michigan Drive, P.O. Box 276, Empire, Michigan 49630.

         (d) During the last 5 years, Mr. Gray has not been convicted in a criminal proceeding of any offense (excluding traffic violations or similar misdemeanors).

         (e) During the last 5 years, Mr. Gray has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to any federal or state securities laws.

         (f) Mr. Gray is a citizen of the United States of America.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On October 31, 2002, David L. Gray, on behalf of G III, LLC as its managing member, accepted the Issuer's offer of exchange of $1,450,000 principal amount of the Issuer's Prime Rate Plus 2% Series B Subordinated Debentures due 2007 (the "Series B Debentures") for $800,000 in cash and $650,000 principal amount of the Issuer's Series A Prime Rate Debentures due 2004 (the "Series A Debentures") held by G III, LLC. The Series B Debentures are convertible into the Issuer's Common Stock at a rate of one share for each $0.125 of principal amount of the debentures. The additional $800,000 in cash came from the working capital of G III, LLC and not from any borrowed funds. In conjunction with such transactions, 400,000 shares of the Common Stock were transferred from Manitou Capital Corporation to G III, LLC as part of the assignment of $100,000 principal amount of Series A Debentures from Manitou Capital Corporation to G III, LLC.

Item 4. PURPOSE OF TRANSACTION.

         The securities referred to in Item 3 were acquired as an investment. Mr. Gray, on behalf of himself, G III, LLC, and Albany Capital, L.L.C., reserves the right to sell securities of the Issuer and to purchase additional securities of the Issuer.


Item 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of October 31, 2002, David L. Gray beneficially owns 16,546,000 shares of the Issuer's Common Stock, consisting of 15,400,000 shares beneficially owned by G III, LLC (of which 400,000 shares previously owned by Manitou Capital Corporation have been transferred to G III, LLC), 230,000 shares beneficially owned by Albany Capital, L.L.C., 50,000 shares owned by Mr. Gray outright, and 866,000 shares for which Mr. Gray has options to purchase (with 302,000 of such option shares vesting commencing in April 2003 and extending through September 2005).

         The shares of the Issuer's Common Stock beneficially owned by David L. Gray represent 26.3% of the Common Stock, calculated by dividing the total number of shares beneficially owned and currently exercisable or convertible by Mr. Gray (16,244,000) by the sum of the number of Common Shares reported by the Issuer to be outstanding as of October 31,2002 (45,602,188) and the total number of shares beneficially owned by Mr. Gray that are currently exercisable or convertible (16,244,000). When the option shares owned by Mr. Gray but not yet vested are included (302,000), his percentage ownership of the Common Stock is 26.6%.

         (b) Mr. Gray, individually and as the sole managing member of G III, LLC and Albany Capital, L.L.C., has the sole voting and dispositive power of the shares indicated in subparagraph (a) above.

         (c) Other than the shares acquired by G III, LLC described in Item 3, Mr. Gray has not had any transactions involving the Common Stock in the last 60 days.

         (d) Of the shares of Common Stock beneficially owned by Mr. Gray, G III, LLC and Albany Capital, L.L.C. have the right to receive dividends and proceeds from the sale of those shares that are beneficially owned by each of those entities. Apart from those entities and Mr. Gray, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Gray.

                              Beneficial Ownership

                  (including all shares, vested and nonvested)

                              --------------------

                       Sole       %     Shared     %       Total        %
                     -------     ---    ------    ---     -------      ---
David L. Gray      16,546,000   26.6      --       --    16,546,000    26.6

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Gray is the sole managing member of G III, LLC and of Albany Capital, L.L.C. Mr. Gray is also the sole owner of Manitou Capital Corporation

Item 7. MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit A containing the agreement of G III, LLC and David L. Gray to file a single statement together.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated: November 4, 2002             /s/ David L. Gray
                                   ----------------------
                                    David L. Gray

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT A

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

         As permitted by Rule 13d-1(k)(1) of Regulation 13D-G, the undersigned, G III, LLC, a Michigan limited liability company, and David L. Gray, individually, agree to file a single statement on Schedule 13D relating to the securities of Versus Technology, Inc.

                                            G III, LLC


Dated: November 4, 2002                     By  /s/ David L. Gray
                                              -----------------------------
                                                David L. Gray
                                                Its Manager




Dated: November 4, 2002                         /s/ David L. Gray
                                                ---------------------------
                                                David L. Gray